Contact

www.linkedin.com/in/jimritchie
(LinkedIn)
www.quora.com/Jim-Ritchie-2
(Other)

Top Skills

Start-ups

Sales

SaaS

Honors-Awards

Top 10 Finalist Vator.tv Splash SF
Competition

eBay/Magento Most Innovative E-
Commerce Website

Silicon Valley Business Journal
Fast50 Award

Presidents Club

Top Growth Sales Region

Jim Ritchie

CEO, Founder at AEONrv
San Francisco Bay Area

Summary

5 time startup founder, RV and outdoor lover, self proclaimed B2B
sales expert, ex-corporate VC, still writing code, and passionate
about building teams to solve hard technology and business
challenges.

Areas of expertise: Technology trends, company and team building,
sales, SaaS, CRM, blockchain, negotiating, pricing, licensing, and
strategy.

————

Experience

AEONrv
CEO, Founder
January 2021 - Present (3 years 8 months)
Reno, Nevada, United States

Clozer Technologies
CEO, Founder
May 2015 - October 2021 (6 years 6 months)
San Francisco Bay Area

Our Vision - Accelerating sales with data insights

What We Do - Clozer accelerates B2B sales with intelligent tools and open,
decentralized data built on blockchain and AI.

Alchemist Accelerator
Advisor
January 2015 - January 2021 (6 years 1 month)

Advising startups on sales, business development and general company
builiding.

Bad Ass Advisors
Advisor
2015 - 2017 (2 years)

San Francisco Bay Area

Advising startups on sales, business development and general company builidng

Delicious Karma

CEO, Founder

July 2011 - December 2014 (3 years 6 months)

- Developed go to market strategy and managed all development and operational aspects of Delicious Karma, a social shopping e-commerce site that makes it fun and easy to discover, learn about, and buy exceptional artisanal and gourmet foods.
- Implemented customized sales process using Salesforce.com leading to closing hundreds of new suppliers.
- Grew company to tens of thousands of customers with significant revenue and growth.

Fortuna Investors

Managing Partner

August 2009 - July 2011 (2 years)

Real estate investment company focused on developing and rehabbing 1 and 2 unit buildings in San Francisco.

Continous Computing

Sr. VP Corporate Business Development

August 2008 - July 2009 (1 year)

San Diego, CA

- Responsibility for integration and continued operation of all aspects of Embedded Solution Partners' reseller and services business in to CCPU, a $70M private company.
- After 3 months, given additional responsibility of running Marketing and oversaw revamp of branding and website.
- Championed and led introduction of Salesforce.com to provide better sales visibility, close rates and metrics.

Embedded Solution Partners

VP Sales, CEO, Founder

July 2002 - July 2008 (6 years 1 month)

- As VP of Sales/COO responsible for running all aspects of sales, services, operations and finances and successfully built company to be profitable from first full year of operation.

- Hired and led an enterprise sales team to $8M in annual sales with acquisition of hundreds of customers in both Fortune 2000 and SMB in the networking, telecom, medical, and aerospace markets with customized sales process implemented in Salesforce.com.
- Took over CEO role in 2007 and negotiated sale of the company to Continuous Computing (CCPU), a $70M private telecom software and systems company.

Naveon Networks
VP of Sales, Founder
September 2001 - May 2002 (9 months)

- Developed market analysis, pricing and business strategies to build a complete software solution for telecom and networking equipment manufacturers.
- Pitched idea to VCs in Silicon Valley leading to securing a $100k note and a term sheet for $6M from Tier 1 VC.
- Ultimately decided to not pursue idea further with continuing meltdown of telecom equipment startup market.

Wind River
10 years 9 months

Director of Corporate Development and Strategy
January 2000 - September 2001 (1 year 9 months)

- Responsible for pricing and licensing strategy, M&A, and coordinating overall business and product strategies for $400M public company including helping negotiate and close multiple company acquisitions worth > $1.5B.
- Implemented new SaaS based licensing models, which led to further customer penetration and more predictable revenue.
- Pitched Board of Directors on creation of strategic investment group and then created, hired and managed Wind River Ventures, a $50M VC investment fund.

WW Director of Strategic Partner Sales
October 1997 - December 1999 (2 years 3 months)

- Promoted to Regional Director of Sales in late 1997, built team of 40 sales and technical professionals with $35M quota and achieved top growth region for 1998 while directly closing strategic relationships with Fortune 500 companies.

- Convinced CEO to create company's first strategic sales group and then built and managed this group in 1999 with world wide responsibility for silicon partnerships and reseller relationships leading to 250% YoY revenue growth.
- Direct influence in growing company revenue from $150M to $250M.

District Sales Manager
October 1993 - September 1997 (4 years)

- As account manager grew western region business 100% YoY, closed largest deal in company history and awarded world wide top account manager of the year for 1995.
- Promoted in 1996 as first company District Manager and built top performing sales team in the company helping grow company revenue from $25M to $150M.
- Developed with Neil Rackham of SPIN Selling a customized sales process for enterprise selling that was deployed across all 200+ sales people company wide leading to higher close rates.

National FAE Manager
January 1991 - September 1993 (2 years 9 months)

- Supported all technical pre-sales activities for the VxWorks real-time operating system and development environment including demos, technical presentations, and trade shows in the Western Region.
- Selected as FAE of the Year in 1991 and promoted to National FAE Mgr.
- Built out top tier technical pre-sales team by hiring, training and managing all FAEs in North America to help grow company from $8M to $25M.

Education

University of California, Berkeley
UC Berkeley Extension, Computer Science

University of Puget Sound
Bachelor of Science, Math and Computer Science